Exhibit 99.1 Special General Meeting Roadshow Euronav WEDNESDAY FEBRUARY 22nd, 2023

PREAMBLE

SHAREHOLDERS MUST PREVENT CMB FROM ACHIEVING A "BACK-DOOR" CHANGE OF CONTROL AND IMPLEMENTING A RISKY AND SELF-INTERESTED STRATEGY

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BEL Mid Company of the year 2022

- **CMB, a 25% shareholder, is calling a Special General Meeting of Euronav Shareholders**
- **CMB is proposing to remove the entire existing independent Supervisory Board and replace it with five Directors they have handpicked**
- **If CMB is successful, Euronav will be damaged by an unclear strategy and a biased governance**

	Euronav's proven strategy	CMB's flawed ideas
EQUITY STORY	• Crude oil tanker pure player with best-in-class sustainability profile	• Diversified platform with uncoherent strategy
GOVERNANCE	• Balanced and Independent Supervisory Board • Highest standards of corporate governance	• Removal of entire Supervisory Board • Replaced by CMB-selected directors
GROWTH STRATEGY	• Focus on consolidation and organic growth • Size matters for competitive scale	• Expansion into areas where CMB operates • Standalone strategy with no consolidation benefits and no economies of scale
DECARBONISATION TRAJECTORY	• Clear approach and milestones to Net Zero (target 40% CO_2 reductions by 2030) • Over 50% financing already sustain-linked	• Blurred approach to green investments in future • Unspecified timeline or process
CAPITAL ALLOCATION	• Industry-leading shareholder return policy (dividends, share buybacks) • Capital optimization for fleet rejuvenation and investment in the green transition	• Levering up Euronav balance sheet for future acquisition of non-tanker ships • Less free cash available to shareholders
CREEPING CONTROL APPROACH	• Proportionate representation in the boardroom • Balanced Supervisory Board to decide future direction	• CMB wants to gain full control with only a 25% economic interest • Likely related party transactions

2

EVERY SHARE COUNTS ON MARCH 23 – YOUR VOTE MATTERS

EXECUTIVE SUMMARY • Euronav has delivered best-in-class total shareholder return, while becoming the world’s largest publicly listed tanker platform 1 ‒ Under the supervision of the Supervisory Board, the Euronav Management Board has consistently positioned the Company for success, delivering best-in-class market performance since its NYSE listing in January 2015 while maintaining fleet rejuvenation as a constant focus, reducing fleet age to bring operational leverage and best positioning the Company for the upcycle • Euronav has a well-balanced strategy to deliver further growth, shareholder returns and clear energy transition progress 2 ‒ Euronav's strategy for the upcoming years is designed to maximise its value over the medium and long-term with a core focus on attractive capital allocation policy, continued optimisation of fleet management, accelerating on its Net Zero emissions trajectory and playing an active role in the consolidation of the tanker market going forward to strengthen the Company's leading position • Euronav is the uncontested ESG leader in the tanker market, with clear milestones along its path to net zero in 2050 3 ‒ With its pioneering sustainability strategy praised by independent ESG rating agencies, Euronav is leading the way in the tanker sector with the most ambitious decarbonisation targets 4• Euronav has a qualified, experienced and engaged leadership team to deliver and oversee its strategy ‒ Euronav’s Supervisory Board is fully independent, engaged and qualified, providing effective oversight of the Company’s strategy in the interest of all its stakeholders ‒ Euronav’s Management Board is composed of experienced individuals with a successful track record through the cycles 3

EXECUTIVE SUMMARY 5• CMB wants to take control on the cheap by replacing the entire Supervisory Board – without expressing a clear strategy or duly compensating other shareholders Euronav has asked CMB to share details of its strategy and intentions in three separate letters since January, in addition to discussions held in person, but CMB has declined to provide detailed response ‒ At the request of the regulator, CMB issued a press release and then also organised a conference call on 15 February which failed to provide any clarity on their strategy for Euronav ‒ CMB’s proposal to take control of the Supervisory Board would severely weaken Euronav's governance profile by decreasing its level of independence, disrupting any continuity at a critical juncture for Euronav and by creating a permanent conflict of interests (which will be acute in likely related party transactions) among directors that are not meeting the independence criteria of the Belgian Corporate Governance Code 6• Euronav proposes to add two Board representatives for each reference shareholder, reflecting recent ownership changes proportionately As Euronav values best-in-class governance, it embraces a continuous governance refreshment process so that its Supervisory Board composition reflects the Company's shareholding structure while preserving a balanced representation of all stakeholders’ interests ‒ Euronav's proposed Supervisory Board composition would allow for a proper representation of interests in the boardroom while preserving the necessary independence and continuity of governance at such a critical juncture for the Company ‒ Euronav is confident that the proposed Supervisory Board would be best-suited to determine the Company’s strategy and maximise shareholder value ‒ Euronav will further evaluate the size and composition of the Supervisory board at the AGM on 17 May 2023 4

UPDATE ON EURONAV STRATEGY A WELL-BALANCED MEDIUM AND LONG-TERM STRATEGY FOCUSED ON GROWTH, INDUSTRY-LEADING SHAREHOLDER RETURN AND ENERGY TRANSITION Fleet Fleet Capital Sustainable Strong Growth Modernisation Allocation Energy Transition Governance • Continue to drive • Constant fleet • Strong balance sheet • Increasing allocation of • Fully Independent sector consolidation rejuvenation focus LTV 30-50% capital to energy Supervisory board transition with a focus on • Looking to reduce fleet • Opportunistic fleet • Target 80% return to refreshment and age and responsible acquisition and S&P shareholders via cash • Modern tonnage skillset recycling of older transactions going dividend/buy back if emissions are a • Regular engagement (1) tonnage forward below NAV fraction of older with shareholders and tonnage • Fleet growth & • Two years liquidity other stakeholders commercial expansion maintained• Reduce CO emissions 2 • Highly active and via pools ahead of Poseidon engaged Investor Principles trajectory Relations programmes Source: Euronav 5 (1) Currently restricted by Combination Agreement to pay out the last 3 cents per share (interim dividend)

CMB’S PROPOSAL CMB’S PROPOSED RESOLUTIONS FLOUT BASIC GOVERNANCE PRINCIPLES CMB Proposal Not in Line With Euronav Highest Standards of Governance None of the proposed independent Directors meets the Independence Criteria of the Belgian Corporate û (1) Governance Code All Directors selected by CMB without any transparency on the recruitment process û Lack of alignment with all stakeholders’ interest û All critical skills and expertise already represented in the balanced boardroom û Source: Public information (1) The Belgian Corporate Governance Code does not consider candidates proposed by a 10% shareholder as independent 6

EURONAV SUPERVISORY BOARD RECOMMENDATION FOR THE GENERAL MEETING

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BEL Mid Company of the year 2022

We invite you to express your support by voting in line with the recommendations of the Supervisory Board

	CMB's Resolution	Euronav Supervisory Board's Recommendation	
1	Dismissal of members of the Supervisory Board		
1.1	Termination of Mrs. Anne-Hélène Monsellato's mandate	AGAINST	Euronav has the right supervisory board to oversee the Company's strategy
1.2	Termination of Mrs. Grace Reksten Skaugen's mandate	AGAINST	
1.3	Termination of Mr. Steven Smith's mandate	AGAINST	
1.4	Termination of Mrs. Anita Odedra's mandate	AGAINST	
1.5	Termination of Mr. Carl Trowell's mandate	AGAINST	
2	Appointment of members of the Supervisory Board		
2.1	Appointment of Mr. Marc Saverys	FOR	Proportionate representation in the boardroom
2.2	Appointment of Mr. Patrick De Brabandere	FOR	
2.3	Appointment of Mrs. Julie De Nul	AGAINST	Question on Independence and candidates not additive to Euronav's diverse and experienced Supervisory Board
2.4	Appointment of Mrs. Catharina Scheers	AGAINST	
2.5	Appointment of Mr. Patrick Molis	AGAINST	
3	Proxy for administrative formalities	FOR	

	Famatown's Resolution	Euronav Supervisory Board's Recommendation	
4	Appointment of members the Supervisory Board representing		
4.1	Appointment of Mr. John Frederiksen	FOR	Proportionate representation in the boardoom
4.2	Appointment of Mr. Cato H. Stonex	FOR	

7

Euronav’s Strategy For Value Creation – Growing The Leading Independent Platform In The Crude Tanker Market 22 February 2023

EURONAV’S STRATEGY FOR VALUE CREATION SINCE ITS LISTING ON THE NYSE, EURONAV HAS DELIVERED INDUSTRY-LEADING RETURNS TO ITS SHAREHOLDERS (1) 22 Jan. 2015 Current Management / Strategy to 07 Dec. 2022 (01 Jan. 2020 to 07 Dec. 2022) 117.2% 69.0% 97.1% 39.9% 280 21.0% 17.5% 240 117.2% Euronav has outperformed peers in terms of shareholder 200 value creation since 97.1% appointment of the current 160 leadership team 120 21.0% 80 40 - Jan-15 Nov-15 Aug-16 Jun-17 Mar-18 Dec-18 Oct-19 Jul-20 May-21 Feb-22 Dec-22 Source: Factset as of 07 December 2022 Note: Graph and returns represent the total returns, including dividends and share buy-backs, rebased to 100 from 22 January 2015 9 (Euronav’s listing on NYSE) until 07 December 2022 (day preceding the sale of ~2m Euronav shares by John Fredriksen) (1) 01 January 2020 represents the date of current CFO’s appointment (following current CEO’s appointment in early 2019)

EURONAV’S STRATEGY FOR VALUE CREATION RECENT RESULTS SHOW THE BENEFITS OF THESE ACTIONS WHICH BEST POSITION EURONAV TO MAXIMISE OPPORTUNITIES $235m Large tanker recovery delivers highest earnings since Q2 2020 Q4 Net profit (1) $0.15 Significant capital return to shareholders Dividend per Share $96m Fleet rejuvenation brings operational leverage to upcycle and lowers CO 2 2022 Capital emissions gains $907m Strong liquidity as a core focus of Euronav in a volatile cyclical industry Q4 Liquidity Source: Euronav (1) Currently restricted by Combination Agreement to pay out the last 3 cents per share (interim dividend) 10

EURONAV’S STRATEGY FOR VALUE CREATION EFFECTIVELY REPOSITIONING FOR THE UPCYCLE SINCE 2020 WHILST REDUCING CARBON FOOTPRINT PER SHIP UNIT Capital recycled POSITIONING FOR UPCYCLE FLEET REJUVENATION RECYCLING OLDER TONNAGE Consistent investment in emission tech Euronav fleet age decreases since 2020 as 9x VLCC sold since 2020 into rising prices Cyclical timing ordering vessels cheaply global fleet ages increase 13x Suezmax sold into rising prices 15 80 13 Average price paid 8x VLCC 90 10,8 70 11 9,7 8,8 9 7,6 60 7 Current value per vessel 125 50 5 2020 2023 40 Euronav Global 30 15 Average price paid 7x 58 20 Suezmax 13 11,8 10,9 10,2 11 10 8,5 9 0 Current value per vessel 81 7 10 Yr 15 Yr 10 Yr 15 Yr 5 VLCC Suezmax 2020 2023 2020 2021 2022 2023 Euronav Global Source: Clarkson Research, Euronav 11 Suezmax VLCC

EURONAV’S STRATEGY FOR VALUE CREATION A VALUE CREATIVE PLAN FOR 2023 STRATEGIC EXPANSION CONSOLIDATION GROWTH • 10% fleet growth scheduled for 2023/24• Commercial growth via TI Pool • 5x Suezmax and 3x VLCC to be delivered• M&A prospected in fragmented sector BEST OUTLOOK IN 20 YEARS STRATEGIC FLEET REJUVENATION OPERATIONAL • Every $5k uplift in daily rates for VLCC/Suezmax LEVERAGE INTO • 12 new ship parts funded by 14 older disposals over year = $85m profit UPCYCLE • Fleet age reduced to below industry averages • Orderbook/fleet age best in 20 years BALANCE SHEET RETURNS TO SHAREHOLDERS CAPITAL • Target 30-50% LTV leverage during cycle• Target 80% return of Adjusted Net Profits ALLOCATION (1) • Maintain liquidity reserve of TWO years• Cash dividend and/or buy back NET ZERO TARGET PATH DEFINED FINANCE & ESG INITIATIVES • Continue to advance on CO emission reduction 2 • Increase sustainability financing (currently 54% SUSTAINABILITY roadmap (40% reduction in CO emissions by 2 of total bank financing) 2030) • Add to ESG accreditations • Refine timeline to beat announced target Source: Euronav 12 (1) Currently restricted by Combination Agreement to pay out the last 3 cents per share (interim dividend)

EURONAV’S STRATEGY FOR VALUE CREATION THE ESG LEADER IN THE TANKER MARKET (1) Peers average (2) 28.3 38.3 Top ranked by Tier 1 ESG Rating Agencies (3) BBB BB 3 consecutive years “B” rating for CDP Euronav and Maersk only shipping companies in this category Founding sponsor of green trade organisation Pioneer in sustainable financing efforts with a 54% of Euronav’s commercial bank financing are facilities with an integrated sustainability component new $377m sustainability linked loan Source: Sustainalytics, MSCI, CDP, Bloomberg, Public information (1) Peer set includes Frontline, International Seaways and DHT 13 (2) A lower score in the ESG Risk Rating is better than a higher score (3) Only Frontline and International Seaways have an MSCI ranking

EURONAV’S STRATEGY FOR VALUE CREATION EURONAV HAS THE MOST AMBITIOUS DECARBONISATION TRAJECTORY IN THE SHIPPING INDUSTRY While oil will remain a core energy source as the world still needs energy volume and security, the shipping sector holds a pivotal position in the current energy transition • It is the most efficient means of transportation • Opportunity for the sector to partner on decarbonisation Switch & Scale-up Reduce & Invest Less Energy used Cleaner Energy used 2022 2027 2040 TI pool to offer carbon neutral First vessel capable of running on zero- At least 80% less CO intensity at 2 voyages via offsetting emission fuels in our orderbook/fleet fleet level vs. 2008 2024 2030 2050 Carbon neutrality at 40% lower CO intensity Net Zero CO emissions 2 2 roundtrip via lower carbon at fleet level vs. 2008 fuels Source: Euronav 14

CMB’s Proposal 22 February 2023

CMB'S PROPOSAL

CMB OPPORTUNISTICALLY BUILT A STAKE TO FORCE AN ILL-JUDGED TECHNOLOGY COMBINATION AND BLOCK A VALUE CREATING MERGER WITH FRONTLINE

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BEL Mid Company of the year 2022

The Saverys family drastically reduced its stake in Euronav in April 2020 and subsequently left the Board in May 2021



50,00%
40,00%
30,00%
20,00%
10,00%
0,00%
MTO (30%)
Blocking minority (25%)
Disclosure threshold (5%)
4 October 2021 Famatown disclosed a 9.84%(1) stake in Euronav
7 April 2022 Announcement of Agreed terms for Frontline merger
19 May 2022 CMB fails on all proposed board members at AGM
11 July 2022 Combination Agreement announced
CMB only started to build its stake after Euronav's Supervisory Board unanimously decided against their proposal to combine with CMB.Tech and after Famatown started to acquire shares in Euronav
From April 2020 to February 2022, CMB sold down their position to below 5% threshold; with exact ownership (if any) unknown
Jul-18
Oct-18
Jan-19
May-19
Aug-19
Dec-19
Mar-20
Jul-20
Oct-20
Jan-21
May-21
Aug-21
Dec-21
Mar-22
Jul-22
Oct-22
Feb-23

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Source: SEC 13D Filings, FSMA Transparency Declarations, Euronav Press Releases

(1) SEC 13D filing of 4 October 2021

CMB'S PROPOSAL

CMB'S CLAIMS ARE INACCURATE AND MISLEADING

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BEL Mid
Company of the year
2022

CMB Claims	Reality
• *"Which analyst, which journalist thanked us for trying to keep a crown jewel in Belgium? Nobody. [...] We're fighting to preserve a jewel of our Belgian industry"* **– Alexander Saverys, quoted by L'Echo, 16 December 2022**	✓ **CMB drastically decreased their stake in Euronav in Q1 2020** to disappearing under the minimum reportable threshold in Belgium and relinquishing last Board seat ✓ **Opportunistically increased its stake** back **during Q1 2022** - **Triggered by stake of Famatown** - **To force an undesired combination with CMB.Tech**
• *"CMB does not support a merger between Frontline and Euronav [...] that would have led to an unworkable and value-destructive situation for both companies"* **– CMB Press Release, 10 January 2023**	✓ **Combination with Frontline to create the leading platform** in the crude tanker shipping space ✓ Value creation operation demonstrated by **Euronav share price reaching all-time high since NYSE IPO** following the announcement of the transaction ✓ **Accretive** transaction for **Euronav's shareholders** (both **CEPS** and **EPS**) **clearly supported by Equity Research Analysts that published highly supportive notes about it**
• *"We believe this strategy should be based on [...] playing a leading role in the decarbonisation of the shipping industry"* **– CMB Press Release, 12 July 2022**	✓ Euronav has **clear short-term, mid-term and long-term milestones** to achieve the **most ambitious Net Zero trajectory in the tanker market** ✓ Euronav is **best ranked among tanker players by leading independent ESG rating agencies**[1] ✓ **Euronav has helped pioneer/participated in all key sector decarbonisation initiatives**
• *"[...] you should focus on the creation of long-term value for all stakeholders and seek a solution through a constructive dialogue with your largest shareholder"* **– CMB's Letter to Euronav's Supervisory Board, 14 December 2022**	✓ Despite three formal and many informal requests since January, which Euronav, so far, has not wanted to make public, **CMB has consistently refused to provide a detailed strategic plan for Euronav** and confirmed in writing not extending a voluntary/mandatory bid with control premium ✓ At the request of the regulator, CMB issued a press release and then also organised a conference call on 15 February which both **failed to provide any clarity on their strategy for Euronav** ✓ In addition, CMB refused to provide background information, selection criteria, the name of the recruiting firm or the long or short lists for selection such that Euronav was not able to further vet independence criteria ✓ **CMB has so far refused Euronav's proposal of a refreshed and balanced Supervisory Board composition** including the current Euronav independent Directors, 2 representatives of CMB and 2 representatives of Famatown

Source: Public information
(1) Sustainalytics, MSCI and CDP

17

CMB'S PROPOSAL

AN ATTEMPT TO EXERT OUTSIZED INFLUENCE OVER EURONAV'S SUPERVISORY BOARD TO CMB'S SOLE INTEREST

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BEL Mid Company of the year 2022

While CMB currently owns **25%** of Euronav...



... CMB non-independent candidates would account for **40%** of the Supervisory Board if it is replaced by CMB proposed slate

Candidate previously rejected during Euronav's 2022 AGM

List of Candidates Proposed by CMB

- **Marc Saverys – *Non independent Director***
- **Patrick de Brabandere – *Non independent Director***
- Julie De Nul – *Director*
- Catharina Scheers – *Director*
- Patrick Molis – *Director*

Other CMB Candidates are NOT Meeting Independence Criteria[1]

- × Candidates were handpicked by CMB, as part of a non-transparent Saverys-family internal process, leaving shareholders uncertain of what preconditions or commitments they might bring to the Supervisory Board

- **CMB's proposal would lead to a disproportionate representation of interests in the boardroom to the sole benefit of CMB**
- **CMB's proposal appears to be an attempt to take effective control of Euronav without paying a premium to the Company's shareholders by way of a takeover, raising alarming questions about CMB's true intentions**

(1) Nominated by +10% shareholder which disqualifies them as independent under Belgian Corporate Governance Code

18

Euronav Is Committed To The Highest Governance Best Practices 22 February 2023

EURONAV IS COMMITTED TO THE HIGHEST GOVERNANCE BEST PRACTICES

A SEASONED MANAGEMENT BOARD

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BEL Mid Company of the year 2022

Hugo De Stoop
Chief Executive Officer



- **Intimate knowledge and understanding of Euronav and the tanker industry with 20 years experience in different top management roles**
- Joined Euronav **~20 years ago** as Deputy CFO & Head of Investor Relations
- Appointed Euronav's CFO in 2008 and CEO in 2019
- Past experiences in Asset Management and Private Equity

Lieve Logghe
Chief Financial Officer



- **Extensive Industrial sector expertise with 27+ years experience**
- Joined Euronav **3 years ago** as CFO
- Joined the Board of BNP Paribas in May 2022
- Former VP - Head of Energy for the ArcelorMittal Europe perimeter

Alex Staring
Chief Commercial/Operating Officer



- **Strong shipping expertise with 25+ years experience in the tanker sector**
- Joined Euronav **18 years ago** and named in charge of the Offshore segment in 2010
- Former Director of Operations at Tankers International LLC
- Former Head of Operations at Euronav U.K.

Egied Verbeeck
General Counsel



- **Broad experience in Corporate and Securities law, Finance and Mergers & Acquisitions**
- Joined Euronav **17 years ago** as General Counsel
- Former Managing Associate at Linklaters

Brian Gallagher
Head of Investor Relations, Research & Communications



- **Extensive dual expertise in Investor Relations and Investment for 26+ years**
- Joined Euronav **9 years ago** and was appointed Head of IR & Communication in 2019
- Former IR Director at APR Energy
- Former Manager at UBS Global Asset Management

Under this management team, Euronav has delivered total returns of +114.6%[(1)]

Strongest results since Q2 2020 with $235m Net Profit for Q4 2022

~$525m[(2)] in capital returns to shareholders since 2020

Strong ability to navigate the Company through different cycles preserving balance sheet and liquidity

Pioneer strategy in ESG with best-in-class ratings and decarbonisation targets

20

Source: Public information
(1) Based on period starting from Hugo De Stoop's appointment as CEO on 9 May 2019 until 17 February 2023
(2) Including ~$406.5m of dividends and ~$118.5m of share buybacks

EURONAV IS COMMITTED TO THE HIGHEST GOVERNANCE BEST PRACTICES EURONAV HAS THE RIGHT SUPERVISORY BOARD TO OVERSEE THE COMPANY’S STRATEGY Euronav’s Supervisory Board is fully independent, engaged and qualified, providing effective oversight of the Company’s strategy and supervising the Management Board in the interest of all its stakeholders 98% 98% 100% 60% Female ~4Y 100% 60% Female ~4Y ESG Oversight ESG Oversight Attendance Attendance Independent Supervisory Board Tenure Independent Supervisory Board Tenure Rate in 2021 Rate in 2021 Chairwoman Chairwoman ••••• • • • • • • • • • • • • • • • • • • • • Supervisory Board members collectively bring critical skills and extensive experience in shipping, energy and industry sectors thanks to leadership positions and Board roles in Tier 1 companies Source: Public information 21 (1) Equinor since 2018

EURONAV IS COMMITTED TO THE HIGHEST GOVERNANCE BEST PRACTICES

EURONAV EMBRACES CONTINUOUS GOVERNANCE REFRESHMENT AND IS PROPOSING TO ADAPT ITS SUPERVISORY BOARD COMPOSITION

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BEL Mid
Company of the year
2022

Consistent with its commitment to the highest governance standards, Euronav proposes to adjust its Supervisory Board to reflect its new shareholding structure allowing all stakeholders' interests to be represented in the boardroom

Current Supervisory Board Structure | Proposed Supervisory Board Structure for the GM



Dr. Grace R.S
Dr. Anita O.
Steven S.
Anne-Hélène M.
Carl T.
Carl T.
Dr. Anita O.
Steven S.
Anne-Hélène M.
John F.
Dr. Grace R.S.
Cato H.S.
Marc S.
Patrick De B.
Potential for further Supervisory Board enhancement at the AGM in May 2023
Representing 25%(1) stake of CMB
Representing 25%(1) stake of Famatown

A BALANCED PROPOSAL

9 individual Supervisory Board members

- **5 current members** of Euronav Supervisory Board
- **2 new non-independent representatives of CMB**
  - **Mr. Marc Saverys**
  - **Mr. Patrick De Brabandere**
- **2 new non-independent representatives of Famatown**
  - **Mr. John Fredriksen**
  - **Mr. Cato H. Stonex**

Source: SEC 13D Filings, FSMA Transparency Declarations
(1) Number of shares outstanding excluding Treasury shares

22

Thank you for your attention! Q&A 22 February 2023

Appendix 22 February 2023

Appendix – Additional Information on Recommended Supervisory Board Candidates 22 February 2023

BIOGRAPHY Dr. GRACE REKSTEN SKAUGEN • Director since May 2016 Contribution to Euronav • Served as Director of Corporate Finance with SEB • Serves as member of the Remuneration, Enskilda Securities in Oslo and has worked in Corporate Governance and Nomination several roles within private equity and venture Committee, as well as member of the capital in Oslo and London Sustainability Committee • Wealth of long-standing knowledge and • Served as a member of the Board of Directors of experience in both corporate finance Statoil. She is presently a Board member of and corporate governance Investor AB, the renewable company Orrön Independent Energy, the oil company Panoro Energy, and PJT • Relevant board experience in the oil and Partners, a U.S. boutique investment bank gas business Investor Perspective & • Highly engaged with attendance rate of • Co-founder of the Norwegian Institute of Corporate Finance 97% at all Supervisory Boards and Directors, of which she continues to be a member Committees meetings since first of the Board and Trustee member of The appointment International Institute of Strategic Studies in Industrial Knowledge London 26

BIOGRAPHY ANNE-HÉLÈNE MONSELLATO Contribution to Euronav • Director since May 2015 • Served as a Partner with Ernst & Young • Serves as Chairwoman of the Audit & • Active member of the French Association of Risk Committee of Euronav Directors (IFA) and of the selection committee of Femmes Business Angels since 2013 • Contributes extensive and relevant audit and governance knowledge • Vice President and Treasurer of the Mona Independent Bismarck American Center for Art and Culture, a • Highly engaged with attendance rate of U.S. public foundation based in New York 100% at all Supervisory Boards and Audit & Cross Border • Participates to several working groups in France Committees meetings since first Transaction Experience and the EU on matters of interest to audit appointment committees Governance Expertise • Certified Public Accountant since 2008 27

BIOGRAPHY Dr. ANITA ODEDRA Contribution to Euronav • Director since May 2019 • Serves as member of the Audit and Risk • Current Chief Commercial Officer at Tellurian Inc. Committee and the Sustainability • Former Executive Vice President at the Committee of Euronav Angelicoussis Shipping Group (ASGL) leading the • Wealth of long-standing experience in LNG and oil freight trading businesses the shipping industry • Former Vice President, Shipping & Commercial Operations at Cheniere • In-depth knowledge of the Energy and Independent Oil & Gas industry • Served a variety of leadership positions at BG Group across all aspects of the business, incl. • Highly engaged with attendance rate of Energy Expertise Trading, Marketing, Business Development, 95% at all Supervisory Boards and Commercial Operations and Global Shipping Committees meetings since first appointment • Started her career as Geoscience analyst at Shipping Knowledge ExxonMobil 28

BIOGRAPHY CARL TROWELL Contribution to Euronav • Director since May 2019 • Serves as Chairman of the Corporate • Current CEO of Acteon Group Ltd. Governance and Nomination Committee and member of the Remuneration • Former CEO of Ensco PLC, where he was also a Committee member of the Board of Directors and took up the position of Executive Chairman upon closing • Comprehensive and highly valuable of the merger with Rowan PLC (becoming Valaris experience in the shipping industry PLC) Independent • Broad range of skills in the Energy and • Held a variety of international executive positions Oil & Gas industry within Schlumberger Ltd., holding the roles of President of the Integrated Project Management, Energy Expertise • Highly engaged with attendance rate of the Production Management and the 100% at all Supervisory Boards and WesternGeco Seismic divisions Committees meetings since first appointment Shipping Knowledge• Started his career as a petroleum engineer with Royal Dutch Shell 29

BIOGRAPHY STEVEN SMITH Contribution to Euronav • Director since 2022 • Serves as Chairman of the Remuneration Committee and member of the • Served a variety of leadership positions at UBS Corporate Governance Nomination and and served on the Americas Executive Committee Audit and Risk Committee and Global Management Committee • Former Managing Director at Credit Suisse and • In-depth financial expertise Donaldson, Lufkin & Jenrette, where he was a member of the Restructuring & Leveraged groups • International experience with extensive Independent knowledge of the U.S. market • Started his career in restructuring & leveraged finance at Latham & Watkins • Valuable independent understanding of • Served on the Board of Gener8, that merged with Investor Perspective & the Company thanks to its previous Euronav in 2018 Corporate Finance Board position • Managing Partner and Member of the Investment Committee at Aurora Resurgence Fund, a $550m • Relevant background in law and Legal Expertise special situations/distressed for control fund investment banking 30

BIOGRAPHY MARC SAVERYS Contribution to Euronav • Current Chairman of the Board of CMB Group • Former Managing Director for 20+ years at CMB Group • Wealth of longstanding experience in • Former Managing Director in the dry bulk the shipping industry providing in-depth division at Exmar NV expertise to the boardroom • Served as the Chairman of the Board of CMB Representative • Understanding of Euronav thanks to its Euronav for 10+ years previous Board position at the Company • Started his career at Bocimar’s chartering Shipping Expertise department, the dry bulk division of CMB Group Relevant Board Experience 31

BIOGRAPHY PATRICK DE BRABANDERE Contribution to Euronav • Current Director at CMB Group and Board Member at CMB.Tech • Former CFO of Exmar following its partial demerger from CMB Group • In-depth financial expertise thanks to previous positions in audit and as CFO • Former COO of Exmar • Extensive knowledge of the shipping and CMB Representative • Served as project controller at Almabo, former marine industries holding company of the Saverys family Finance Expertise • Started his career at the audit firm Arthur Andersen Shipping Knowledge 32

BIOGRAPHY JOHN FREDRIKSEN Contribution to Euronav • Current Chairman of ST Energy Transition I and Director at Frontline and Golden Ocean Group • Settled a family trust controlling significant • Comprehensive and highly valuable interests in shipping, offshore, property, fish expertise in the shipping industry farming and other industries • In-depth understanding of key sub- • Holds interest in well known publicly listed segments of the tanker market thanks to Famatown Representative shipping companies including Frontline, Golden interests held in listed shipping Ocean, SFL Corp., Flex LNG and Avance Gas companies Extensive Shipping • Relevant board experience • 5+ decades of investment experience focusing on Knowledge shareholder returns Relevant Board Experience 33

BIOGRAPHY CATO HENNING STONEX Contribution to Euronav • Founder of WMC Capital, investment company focused on the recovery of the global shipping industry • Founder of Stone Capital Partners, focusing on • Wealth of long-standing knowledge and stock picking in small and mid-cap equities experience in finance and fund management • Founding partner of Taube Hodson Stonex, sold to GAM in 2016, that used to manage Famatown Representative • Providing in-depth investor perspective institutional portfolios of Global Equity mandates • Founder and director of Obotritia, a • Provides a highly valuable finance- conglomerate with interests in property, venture related view of the shipping industry Finance Expertise capital and banking • Started his career at Morgan Grenfell & Co and Investor Perspective & then as Fund Manager at J Rothschild & Co Corporate Finance 34

APPENDIX EACH DIRECTOR BRINGS CRITICAL SKILLS REQUIRED TO PROPERLY OVERSEE EURONAV’S STRATEGY Recommended Director’s skills matrix Industry leaders with prior Public Company Executive experience in boardrooms bring unique perspectives and challenge status Public Company Director quo/management Finance / investors Finance/ Accounting / Legal expertise required to effectively assess Euronav’s strategy/challenge Investor Perspective management plan Key insights into Shipping / Marine Industry developments within the Shipping and Oil & Gas industries Oil and Gas Ensures the integration of ESG perspectives into all ESG decision-making processes Euronav’s proposed Supervisory Board members have significant depth and breadth of expertise in the areas most relevant to overseeing our business and strategy 35

APPENDIX INDEPENDENCE CRITERIA Article 7:87, §1 of the Belgian Code of Companies and Associations: A director in a listed company will be considered independent if (s)he does not have a relationship with the company or with an important shareholder which compromises her or his independence. […] To determine whether a candidate director satisfies this condition, the criteria of [the 2020 Belgian Code on Corporate Governance] are applied. […] A candidate director satisfying these criteria is, until proven otherwise, deemed independent. If the [Supervisory Board] proposes the appointment of an independent director who does not satisfy these criteria to the shareholders’ meeting , it explains the reasons why it considers the candidate to be actually independent in accordance with the first sentence. 2020 Belgian Code on Corporate Governance, provision 3.5: In order to be appointed as an independent board member, a board member should meet the following criteria: […] 5. a. Not hold shares, either directly or indirectly, either alone or in concert, representing globally one tenth or more of the company’s capital or one tenth or more of the voting rights in the company at the moment of appointment; b. Not having been nominated, in any circumstances, by a shareholder fulfilling the conditions covered under (a) 6. Not maintain, nor have maintained in the past year before their appointment, a significant business relationship with the company or a related company or person, either directly or as partner, shareholder, board member, member of the senior management (as defined in article 19,2° of the law of 20 September 1948 regarding the organisation of the business industry) of a company or person who maintains such a relationship; 36

Appendix – Additional Details On Euronav’s Strategy And CMB’s Proposal 22 February 2023

APPENDIX THE WORLD’S LARGEST PUBLICLY LISTED TANKER PLATFORM Euronav at a Glance Our Fleet – 71 Vessels Type # of vessels Avg. age • Largest publicly listed independent tanker platform • Listed on NYSE and Euronext Brussels with a current market cap 42 VLCC 40 2 7.6 years of $3.3 bn Suezmax 21 5 26 8.5 years 2 FSO Ship on water 1 ULCC Under construction Average Daily Time Charter Equivalent Rates 2022 Largely Spot 60.000 11% SPOT FIXED 40.000 TI Pool Time Charter 20.000 Spot FSO Service Contract Storage 89% - Average spot rate Average time charter Average spot rate Average time charter rate rate VLCC Suezmax Q4 2021 Q4 2022 Source: Factset as of 17 February 2023, Euronav Q4 Earnings Results 38 (1) Ships on water (1) Storage Trading

APPENDIX EURONAV’S MANAGEMENT BOARD HAS MADE THE NECESSARY CHANGES TO POSITION THE COMPANY FOR SUCCESS OPERATIONS (1) • FAST programme fully established • Efficiency programme with focus on procurement FINANCING • Successful bond market track record with two recent issuances • Taken proportion of sustainable funding from 0% to 54% over the past 2 years GOVERNANCE & SUSTAINABILITY • Set net zero target with milestones to 2050 • Multiple ESG credentials & fully Independent board Source: Euronav 39 1 Fleet Automatic Statistics and Tracking (FAST) programme is a centralised cloud-based platform showing condition and performance of vessels to teams at sea and on shore to improve efficiency and enable more collaboration

APPENDIX A PROVEN CONSOLIDATION STRATEGY Corporate Consolidation – Commercial Consolidation – Corporate/Fleet M&A and S&P Transactions Commercial Pools 72 69 36 34 Net fleet growth Pool VLCC fleet growth +100% +103% 2012 2022 2012 2022 Pool Partners 115 65.000 55.000 +15 VLCC +15 VLCC 95 + 6 Suezmax 45.000 35.000 75 25.000 15.000 55 2012 2014 2016 2018 2020 2022 VLCC 1-Year T/C VLCC 5-Year Old Price ✓ Proven consolidation prowess with well-timed fleet acquisitions of 36 tankers at ✓ Euronav pioneered the large tanker pool when creating Tankers International in (1) highly favourable points in the cycle 2000 ✓ In addition, incremental consolidation through multiple S&P transactions with 24 ✓ The only sizeable VLCC pool in the world, totaling 69 vessels tankers acquired since 2012 ✓ Successful track record retaining pool partners who recognize TI’s market ✓ During the period, older tonnage has been retired performance Source: Euronav 40 (1) In 2000, Euronav was a division of CMB

APPENDIX ACTIVE SHIPS MANAGEMENT POLICY TO MAINTAIN A BEST-IN-CLASS FLEET Suezmax ULCC Suezmax Suezmax Suezmax Suezmax VLCC VLCC VLCC VLCC VLCC Cap Charles Europe Cap Guillaume Cap Phillip Cap Pierre Cap Leon Sandra Sara Simone Sonia Bari Vessels Sold in the Last Twelve Months 2006 2002 2006 2006 2004 2003 2011 2011 2012 2012 2005 BUILD YEAR Suezmax Suezmax VLCC VLCC VLCC HSHI Suezmax Suezmax Suezmax Suezmax Suezmax Cedar Cypress Cassius Camus 8134 HSHI 8135 HSHI 8136 HSHI 8137 H5088 H5089 Under Under Under Under Under Under Under Recently construction construction construction construction construction construction construction Delivered Vessels and Pipeline of Q1 Q1 Q4 Q1 Q2 Q3 Q4 Q1 Q3 Q3 Newbuildings DELIVERY 2022 2022 2022 2023 2023 2023 2023 2024 2024 2024 DATE 41

APPENDIX

CONSOLIDATION IS KEY TO CONTINUED VALUE CREATION IN A MATURING INDUSTRY

EURONEXT BRUSSELS
BEL Mid Company of the year 2022

Euronav's Substantial Consolidation Opportunity

Euronav's Unique Value Creative Plan to Capitalise on Promising Underlying Trends

THE GLOBAL CRUDE TANKER INDUSTRY REMAINS HIGHLY FRAGMENTED

- The top 10 VLCC/Suezmax owners control c.37% of the global large crude tanker fleet
- ~700 large crude tankers (c.46% of the global fleet) are controlled by small private owners

→

- Investing in growing share in VLCCs and Suezmax
- Manage cash to remain flexible to pursue acquisition of smaller players as they become available

CLIENTS INCREASINGLY REQUIRE SCALE

- Shippers (oil majors, trading houses, refiners) require large scale fleet solutions and well-capitalised counterparties to secure volumes on compliant vessels through-the-cycle
- Scale required to re-balance relationships with powerful clients (e.g. Unipec comprised 22% of VLCC fixtures in 2022)

→

- Already the largest publicly listed player in our markets, and growing, so that we can best serve our largest clients
- Continue to pursue strategies (M&A, pooling, etc.) to enhance our competitiveness and position in the most important market

CHANGING FINANCING LANDSCAPE

- Shipping remains highly capital intensive
- Ship lending shrunk c.58% this last decade. Remaining sector banks favour leading listed companies that can comply with Poseidon Principles[1]
- Equity owners more prominent - investors want pure-play industry leaders with scale and sound governance

→

- Focus on operations to maintain solid cash generation, supporting both the dividend and fuelling needed to invest in the business

Sources: Clarkson Research, Poten & Partners

(1) The Poseidon Principles provide a framework for integrating climate considerations into lending decisions to promote international shipping's decarbonisation

42

APPENDIX

CONSOLIDATION IS KEY TO CONTINUED VALUE CREATION IN A MATURING INDUSTRY (CONT'D)

EURONEXT BRUSSELS
BEL Mid Company of the year 2022

Euronav's Substantial Consolidation Opportunity

DECARBONISATION & REGULATION WILL BE COSTLY & DISRUPTIVE

- Operational complexity of energy transition, which will take time through cycles and require material capital, calls for larger stronger companies to sustain and drive this transition
- Ever mounting regulatory compliance framework and associated costs, requiring large well-capitalised operations
- Large scale owners are the most efficient operators of tankers from an emission perspective

MANAGE FUTURE INDUSTRY LIFE CYCLE

- Scale is required to manage what remains a vital industry to the world economy for the foreseeable future
- Industrial logic for mature sectors to consolidate to maximise shareholder returns

MATERIAL SYNERGIES

- Revenue synergies through large global fleet footprint, maximise presence in loading areas, and enhanced market intelligence
- Cost synergies: Opex, SG&A, Financing Costs, Capex
- Limited shipyard capacity provides competitive advantage for the largest operators when ordering newbuildings and securing limited slots

Euronav's Unique Value Creative Plan to Capitalise on Promising Underlying Trends

- Euronav already established key joint-ventures and joint development programmes with shipbuilders (e.g. Hyundai), classification societies and engineering companies on latest technology for decarbonisation, such as dual fuel Ammonia
- Flexibility will be key as there will not be a "one size fits all" or category killer, each fuel will have merits

- While the crude oil consumption will peak in 2020s, its decline is likely to be gradual and prolonged
- In such a scenario, the potential for growth will be maximised for Euronav as companies consolidating over time despite long term shrinking markets have seized value creation opportunities in other similar markets

- While Euronav is already the largest listed independent platform, its potential to grow further is virtually unlimited given fragmented nature of sector
- Euronav intends to capture that scale advantage benefiting from its first mover position

43

Sources: Clarkson Research, Poten & Partners

APPENDIX
A HIGHLY FRAGMENTED TANKER INDUSTRY PRESENTS CONSOLIDATION OPPORTUNITIES

EURONEXT BRUSSELS
BEL Mid Company of the year 2022

Few Independent Listed Pure Tanker Players



Large crude tankers (dwt m)
0
10
20
China Merchants
COSCO
Euronav
Angelicoussis
Bahri
NITC
Mitsui OSK
Frontline
SK Shipping
DHT
Independent, listed, pure play large tanker owner-operators

The Crude Tanker Sector Remains Highly Fragmented



Large crude tankers (#)
1.400
1.200
1.000
800
600
400
200
0
~700 large crude tankers controlled by a long tail of small private owners
VLCC
Suezmax
Combined
Smaller Owners (<10 crude tankers)
Large Owners (10+ crude tankers)
Other Top 10
Euronav
Euronav - the leading global independent crude tanker operator - controls c.4% of the global fleet on this basis

A Measure of Industry Fragmentation



Herfindahl-Hirschman Index
(illustrative scale)
0
Perfect Competition
260
VLCC Shipping Market
High Consolidation
8,048
Container Liner Sector
10,000

Sources: *Clarkson Research*
Note: A market with an HHI of <1,500 is considered a competitive marketplace, 1,500-2,500 is moderately concentrated, and 2,500+ is highly concentrated. The HHI is calculated by taking each firm's market share and then squaring that figure as whole number

44

EURONEXT BRUSSELS
BEL Mid
Company of the year 2022

APPENDIX

CMB'S VIEWS ON EURONAV HAVE BEEN INCOHERENT OVER TIME

Period	CMB's Strategy	Illustrative Statements
April 2020	CMB FINAL EXIT FROM EURONAV	*"[…] **our interest has become increasingly diluted over the years. We are no longer in management and manage Euronav as a mere financial holding.** This sale is also part of this approach, which should not come as a surprise given the recent rise in Euronav's share price."* – Alexander Saverys, quoted by De Tijd, 4 April 2020
Oct. 2021 To April 2022	MERGER OF EURONAV (ASSETS: $4BN) with CMB.TECH (REV: $40M)	**Over the December 2021 – April 2022 period, CMB approached Euronav twice to merge CMB.Tech into Euronav in exchange for shares, at a valuation and exchange ratio which would be highly dilutive to Euronav shareholders** • This proposal was presented to the Euronav Supervisory Board on 16 December 2021 and subsequently to Euronav's financial advisor • In March 2022, CMB management presented a revised version of its proposal to Euronav's Supervisory Board and its plan to present the envisaged transaction at the Euronav AGM **Each time, the Euronav Supervisory Board unanimously decided <u>against</u> a combination with CMB.Tech due to lack of strategic fit**
April 2022 To July 2022	OPPOSITION TO COMBINATION WITH FRONTLINE	• ***"Compagnie Maritime Belge NV ("CMB") does not support the proposed Frontline Ltd. ("Frontline") takeover bid of Euronav NV ("Euronav"),*** *making a simplified squeeze-out by Frontline impossible and a legal merger of Euronav into Frontline highly unlikely" – CMB's Press Release, 12 July 2022*
Oct. 2022 To Mid Dec. 2022	SHRINK EURONAV INTO SMALLER CO THEN INTO CMB.TECH OVER TIME	***"What do you propose as a compromise?*** • *[…] He [John Fredriksen] is not interested in the company itself, but in the ships. On that basis, that merger plan has been worked out. Our compromise proposal is that Fredriksen buys ships from Euronav - which ones, that is negotiable - and integrates them into his fleet and that Euronav continues on its own. […]"* ***You also wanted to integrate your CMB Tech's hydrogen business?*** • *"That is not an issue today. It will be at a later stage. First, we have to convince Euronav's management to cancel the merger plan. Make it clear that a different strategy is needed." – Alexander Saverys, quoted by De Tijd, 16 December 2022*
	DIVERSIFIED SHIPPING CO	***"A better and more value-creating strategy: fleet diversification and decarbonisation*** *We stated on several occasions that we believe there is a better strategy for Euronav. We believe this strategy should be based on diversifying the Euronav fleet and playing a leading role in the decarbonisation of the shipping industry."* – CMB's Letter to Euronav's Supervisory Board, 14 December 2022
	FLYING THE BELGIAN FLAG	***"Which analyst, which journalist thanked us for trying to keep a crown jewel in Belgium?*** *Nobody. […]* ***We're fighting to preserve a jewel of our Belgian industry"*** – Alexander Saverys quoted by L'Echo, 16 Dec. 2022

Incoherence of CMB over the past years has sown doubt on their true intentions for Euronav

45 *Source: Public information*

APPENDIX EURONAV AND CMB ARE DIFFERENT PLATFORMS WITH DIFFERENT STRATEGIES AND FINANCIAL PROFILE Euronav CMB • Prolonged leadership role in the crude oil tanker market. Long-term • Short-term harvest strategy – eliminate investment completely in tanker Strategy harvesting strategy, and finally quick divestment segment, generate maximum cash flow to re-invest into “clean” shipping • Pure play crude oil tanker company • Entrepreneurship with CAPEX innovation in a 'greener future’, potentially outside of the maritime realm • Tanker market leadership by consolidation Diversification • Conglomerate business in dry-bulk, chemicals, offshore/tug, passenger • Diversification on the pace of the clients/customers Dividend yield• Short-term shareholder return with high dividend pay-out• Reinvest majority of the dividends into “clean” ammonia shipping • Oil & gas industry shareholder base – commitment limited to the ‘cycles’• Focus on long-term value creation Shareholders • Future fuel strategy based on maximum flexibility (NB ammonia, • Future fuel strategy based on one play: ammonia. Pushing assets and methanol ready) projects to the market Future fuel • Gradual transition following the external market and Euronav customers• Push strategy based on own interpretations/forecasts CMB Strategy as understood by Euronav based on various engagements and CMB public statements (*) End-Game Strategies for Declining Industries – K.R. Harrigan and M.E. Porter – Harvard Business Review 46

DISCLAIMER AND FORWARD-LOOKING STATEMENTS Matters discussed in this presentation may constitute forward looking statements under U.S. federal securities laws, including the Private Securities Litigation Reform Act of 1995. Forward looking statements reflect the Company’s current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including, without limitation, the delivery of vessels, the outlook for tanker shipping rates, competitive position, general industry conditions future operating results of the Company, or its vessels, capital expenditures, expansion and growth opportunities, technological or market trends, bank borrowings, financing activities, decarbonisation plans and goals and other such matters, are forward looking statements. The words accelerating, believe, continue, create, drive, enable, further, future, grow, intends, leading, may, plan, potential, proposed, scheduled, will and would and similar expressions are intended to identify forward-looking statements. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, as a guarantee, an assurance, a prediction or a definitive statement or fact or probability. Although the Company believes that its expectations stated in this presentation are based on reasonable assumptions, actual results may differ from those projected in the forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their obligations to us, the strength of the world economies and currencies, general market conditions, inflation, including changes in tanker vessel charter hire rates and vessel values, changes in demand for tankers, changes in our vessel operating expenses, including dry docking, crewing and insurance costs, or actions taken by regulatory authorities, ability of customers of our pools to perform their obligations under charter contracts on a timely basis, potential liability from future litigation, domestic and international political conditions, the effects of COVID-19 or other public health crises, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Moreover, new risks may emerge from time to time. We undertake no obligation to publicly update or revise any forward-looking statement contained in this presentation, whether as a result of new information, future events or otherwise, except as required by law In light of the risks, uncertainties and assumptions, the forward-looking events discussed in this presentation might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements 47